Contact

www.linkedin.com/in/
glennargenbright (LinkedIn)
www.catch5.com (Company)

Top Skills

IPO
Business Acquisition
Restructuring

Glenn Argenbright

General Partner at Quake Capital
Redmond, Washington, United States

Summary

As an Operator: Over 25 years as an entrepreneur, founder, and senior executive with experience running a wide variety of public and private companies, with nine exits, 3 public offerings and over $5B in value created.

As an Investor: Over 15 years as an active investor and venture capitalist specializing in pre-seed and seed stage companies in AdTech, AgTech, AI/ML, AR/VR, Big Data, Cyber Security (logical and physical access control), Digital Storage and Compression, E-Commerce, Entertainment, Robotics, and Social Media. Over 200 investments, with numerous exits to brands such as Amazon, Google, GE, Intel, and Microsoft.

Experience

Quake Capital

Founder & General Partner
February 2016 - Present (6 years 10 months)
New York City

In 2017, I worked with a dedicated team to launch Quake Capital. Since then, Quake has become a leading venture capital firm and startup accelerator with offices in the U.S. and Europe.

We target underserved and underrepresented founders, markets and sectors, and according to published crunchbase data, we are the #1 ranked accelerator for investment in underrepresented entrepreneurs (BetaBoom Best Startup Accelerators 2021: a study of over 3,000 global accelerators).

Overall, our funds have ranked in the top 2% worldwide in terms of exit performance and our six funds have achieved an average rate of return (IRR) in excess of 24%, with our latest fund clocking in at 29%.

Press & Recognition:

BetaBoom – Best Accelerators of 2021 (#1 Worldwide for Diversity) | BetaBoom – Best Accelerators of 2021 (Top 2% Worldwide for Exits) | Forbes - Top 10 Lead Investor | Forbes - Top 10 Seed Investor | CB Insights – Most Active VCs in the United States | Crunchbase – 2nd Most Active Global Investor for Female Founders | Crunchbase – 4th Most Active US Investor for Black & Hispanic Founders

Quake Interactive
Managing Partner
July 2015 - December 2015 (6 months)
Greater Seattle Area

Providing a mix of in-house technical resources, legal expertise, marketing services, and growth hacking strategies, to help entrepreneurs move from "idea" to "reality." Extensive experience in software, hardware, firmware, data security, IoT, AI, machine learning, computer vision, SaaS / enterprise, manufacturing, and Web and mobile app development.

Catch5 / Catch5 Media
President & COO
May 2012 - April 2015 (3 years)
Greater Seattle Area

Provider of comprehensive online video advertising solutions for brands, agencies, publishers and networks, with a highly customizable technical platform / client dashboard, allowing for simplified and improved campaign management to an audience of over 100M viewers.

HealthNews Inc
Adviser & COO
2010 - 2012 (2 years)
Greater Seattle Area

Online health portal and syndication platform. Assisted with operations, sales, marketing, business development, and growth hacking - adding more fans than WebMD, Healthline, & HealthGuru, combined. Partnership with LG Electronics added the platform to all LG “Smart” TVs sold.

Juice Box Media
Founder & Chairman
2009 - 2010 (1 year)
Greater Seattle Area

Application development and marketing services platform, specializing in social media & user engagement. Oversaw development of proprietary

game engines to decipher Facebook's user engagement algorithms. Team developed two "Top 100" game titles for Facebook.

FLO Corp (Nasdaq - FLRP)
Chief Executive Officer
2006 - 2010 (4 years)
Greater Seattle Area

Provider of biometric credentialing and authentication for airports and other large venues. Organized a coalition of corporate partners and institutional investors and formed a new company with the objective of acquiring two specific business targets.

• Raised $17+ million in start-up capital and developed a hybrid LBO / stock swap mechanism
• Completed acquisition of two competing entities - Unisys rtGO and Trusted Pass.
• Created market leading corporate alliance to pursue large-scale contracts.
• Partners included Accenture, Cogent, JP Morgan Chase, Microsoft, Motorola & Unisys.
• Developed successful sales strategy bundling the service into employee benefit plans.
• Clients included Adobe, Apple, Astra Zeneca, Booz Allen, ING, Loral, NetApp, & SAIC.
• Company negotiated VIP agreements with the Redskins, Ravens, Raiders, Rams, & NY Giants.

Saflink Corp (Nasdaq - SFLK)
Chief Executive Officer
2001 - 2006 (5 years)
Greater Seattle Area

Enterprise solutions for use in large-scale credentialing, authentication and physical / logical access control environments. Recruited by institutional investors to restructure the business in advance of a pending bankruptcy event. Worked with over 200 vendors to avoid bankruptcy, eliminated all long-term debt, reduced operating costs, increased revenues, and successfully achieved relisting on the NASDAQ – all within the first 12 months. Within two years, the Company was listed on the Russell 3000 (a selection of the largest U.S. stocks by market cap).

• Completed three separate acquisitions (two private / one public).
• Revenues grew 6X in first 12 months – revenue pipeline increased 25X in same period.

• Valuation increased from $8 million to $400+ million.
• Stock rose from $0.15 to just over $7.20 /share.

Winner of 34 industry awards between 2001 and 2006:
• Inc. 500 - fastest growing private companies (prior to NASDAQ relisting)
• Technology Fast 500 - fastest revenue growth (#405 in 2005, #121 in 2006)
• Software Magazine's Software 500 (2004, 2005, 2006)
• Frost & Sullivan - Biometrics Customer Value Enhancement Award (2004)
• Info Security Products - Product Excellence Award (2005, 2006)

Jotter Technologies
Chief Executive Officer
1999 - 2001 (2 years)
San Francisco, CA

Maker of adaptable plug-ins and integrated browser-based tools to assist users with online password management. Recruited by institutional investors and Company founders to package the Company for sale.
• Completed two acquisitions, increasing the Company's valuation 4X over related costs.
• Successfully negotiated Company's sale, netting an 11X return (cash and public stock) for Jotter's shareholders.

Winner of 17 industry awards between 1999 and 2001:
• Infoseek - Best Internet Utility
• Starting Page Selection - Five Star Award
• Yahoo! - Best of the Web (named it "the Swiss Army Knife of the Internet")
• About.com - Excellence in Web Design
• PC World - Best Digital Wallet on the Internet
• ZD Net Five Star Rating and Editors Choice

Intelligent Communications (Acquired by Softnet - SOFN)
President, Mergers and Acquisitions
1998 - 1999 (1 year)
Fremont, CA

A technologically advanced provider of two-way high-speed Internet access over satellite. Recruited by Founders to explore a sale or divestiture of the Company.
• Engineered acquisition by Softnet (SOFN), netting roughly 35X return for shareholders

Internet Extra Corporation / Mediaplex (Nasdaq - MPLX)
President & CEO
1997 - 1998 (1 year)

Internet Extra Media Placement, which later changed its name to Mediaplex, was a pioneer in the field of online marketing and advertising. The Company was one of the initial developers of highly targeted web-based advertising and tracking.

- Created Company’s original advertising business plan and private placement documents.
- Raised stage 2 launch capital and hired award winning sales and development teams.
- Completed 5 acquisitions (with integration) in first 12 months.
- The Company grew from 5 employees to a staff of over 65 in roughly 12 months
- Revenue run rate grew from a few hundred dollars to $8+ million during this same period.
- The Company, later went public through an IPO, with a market valuation of $4+ billion.
- Stock increased from $0.125 / share to over $100 / share.

Education

University of Oxford
Economics for Development · (1993 - 1994)

University of San Diego School of Law
JD, Law · (1990 - 1993)

UC San Diego
B.A., Political Science, Urban Planning, Biology · (1984 - 1989)